Exhibit 99.1

AMEX:ROY	NR 08-02
TSX:IRC	February 22, 2008

GEORGE YOUNG RESIGNS FROM

INTERNATIONAL ROYALTY CORPORATION

DENVER, COLORADO – February 22, 2008 – International Royalty Corporation (AMEX: ROY; TSX: IRC) (the “Company”) announced today that George Young has resigned as a Director and Vice President of the Company, effective January 31, 2008, to pursue other ventures.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 75 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com